VIA EDGAR

May 16, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Coventry Health Care, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-16477

Dear Mr. Rosenberg:

This letter is the response of Coventry Health Care, Inc. (“the Company,” “we,” or “our”) to the Staff's Comment Letter dated May 5, 2008, with regard to the above filing.

The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures made in the filing referred to above and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking action with respect to the filing. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company’s responses are set forth below and are numbered to correspond to the numbering of the Staff's comments in its Comment Letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investments, page 32

Comment Number 1

We believe your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following, if material.

•	Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
•	Describe the methods used to estimate fair value;
•	Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
•	Disclose whether the valuation models used have changed from prior periods.

6705 Rockledge Drive • Suite 900 • Bethesda, MD  20817-1850

301-581-0600 • 800-843-7421

Mr. Jim B. Rosenberg

May 16, 2008

Response to Comment Number 1

At December 31, 2007, our total portfolio of cash, cash equivalents and investments was $2.8 billion. The fair value of approximately 99% of this portfolio was established using market quotations, including: quoted (unadjusted) prices for identical assets or liabilities in active markets, quoted prices for similar assets/liabilities in active markets and quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time).

We have an immaterial amount of investments in our portfolio for which we establish fair value using methods other than market quotations. The fair value of approximately $10.8 million of investments, less than 1% of the portfolio, was based upon information for which market quotes were not readily available. The nature of these investment securities at December 31, 2007, was as follows (in millions):

Type of Investment	Amount

Asset-Backed Securities	$ 8.3
Corporate Debt	2.5
Total	$10.8

For these securities, we used information other than quoted prices that are observable for the security (e.g. interest rates, yield curves volatilities, default rates, etc.) and broker quotes to estimate fair value. There were no changes in valuation models from prior periods.

Since the amount of the securities whose fair value was not based on market quotations was immaterial, additional disclosure related to these securities was not contained in our 2007 Form 10-K.

Comment Number 2

We note that $523 million of your state and municipal bond holdings are guaranteed. Please disclose the amount of any other securities (i.e. mortgaged-backed) that are also guaranteed by third parties along with the credit rating with and without the guarantee for all of the applicable securities. Also, disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response to Comment Number 2

At December 31, 2007, we had $523 million of state and municipal bond holdings that were guaranteed by third parties. These holdings had ratings of AAA with an underlying rating, excluding the third-party guarantee, of A+ or better. Of our $523 million of state and municipal bond holdings, $496 million was spread evenly over four different guarantors, with the largest concentration held by one guarantor of approximately $145 million.

In addition to the state and municipal bond holdings, we had $11.3 million in other securities (comprised of five asset-backed securities and one collateralized mortgage obligation) that were guaranteed by third parties. These securities had credit ratings of AAA with no underlying rating. The $11.3 million was spread primarily between two different guarantors.

Within our $2.8 billion investment portfolio, we have no direct exposure to third party guarantors.

Primarily due to the high underlying bond ratings, and the diversification of guarantors, we believe that there is insignificant risk associated with these guaranteed investments. Accordingly, additional disclosure related to these securities was not contained in our 2007 Form 10-K.

We trust that our letter has addressed the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (301) 581-5701 or Mr. John J. Ruhlmann, Senior Vice President and Corporate Controller, at (301) 581-5867.

Very truly yours,

/s/ Shawn M. Guertin

Shawn M. Guertin

Executive Vice President,

Chief Financial Officer and Treasurer